Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
March 31, 2015

	Three Months Ended March 31		Six Months Ended March 31
	2015	2014	2015	2014
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$221,202	$216,963	$377,456	$353,436
Add:
Portion of rents representative of the interest factor	3,135	3,124	6,279	6,261
Interest on debt & amortization of debt expense	27,447	31,601	57,211	63,716
Income as adjusted	$251,784	$251,688	$440,946	$423,413
Fixed charges:
Interest on debt & amortization of debt expense(1)	$27,447	$31,601	$57,211	$63,716
Capitalized interest(2)	430	234	1,032	708
Rents	9,405	9,372	18,838	18,784
Portion of rents representative of the interest factor(3)	3,135	3,124	6,279	6,261
Fixed charges(1)+(2)+(3)	$31,012	$34,959	$64,522	$70,685
Ratio of earnings to fixed charges	8.12	7.20	6.83	5.99